Atlas Copco CTS



Service Plan Quote #65403926

Committed to sustainable productivity.

BrewBilt Manufacturing LLC

Attn: Jef Lewis
110 Spring Hill Drive
Grass Valley, CA 95945

530-802-5023
jef@brewbilt.com

03/23/18

Dear Jef,

We appreciate your invitation to quote on an Atlas Copco Service Plan.

Service plans are specially designed to assure our customers high equipment efficiency and availability at minimum overall costs and worry-free operation. Atlas Copco will relieve you of the burden of maintenance planning and will take over responsibility for servicing your equipment on a regular basis.

When service is due, you will be notified and a mutually suitable date will be arranged. This will significantly reduce the chances of a breakdown, as potential problems will be recognised in advance and appropriate preventive measures can be taken before any problems occur and your production is jeopardized.

Atlas Copco is always available to provide you solutions for all of your compressed air needs, from generation to point of use, guaranteeing best performance from you whole system. Genuine parts and lubricants, specially developed for your compressor needs, are kept in stock and our service technicians are always up to date with our maintenance standards and will provide you with the best service in the market.

In case you need additional information on this quotation or any of our other service products, please feel free to contact me at any time.

Kind regards,

Paul Basra
Inside Service Sales

48434 Milmont Drive
Fremont, CA 94538

Tel: 510-413-5201
Fax: 510-413-5205
paul.basra@us.atlascopco.com

Atlas Copco

Increased Machine Availability with Service Plans


Availability
99.0%
98.0%
97.0%
96.0%
95.0%
94.0%
93.0%
92.0%
91.0%
90.0%
201502
201503
201504
201505
201506
201507
201508
201509
201510
201511
201512
201601
201602
7 days of downtime/year
15 days of downtime/year
25 days of downtime/year
Service Plan
Quoted Repair
Not Serviced by Atlas Copco
Total

Atlas Copco equipment that is on a service plan with us averages 5% more uptime than equipment that is not serviced by Atlas Copco. That is an extra 18 days that your compressor is operational. How could an extra 18 days of uninterrupted production benefit your company?

This 5% increase in uptime is not an estimate, this is a real and calculated value by our SMARTLINK monitoring system that is installed on thousands of compressors across the USA.

? *DID YOU KNOW?*

A single day of unscheduled downtime due to a compressor failure can cost much more than a year's worth of maintenance. By having the right maintenance solution, you can gain up to 18 days in machine uptime.

SMARTLINK gathers, compares and analyzes data on the fly. When needed, it sends out warnings, both to our Central Command Center and to your cell phone or email, allowing us to carefully plan and prepare service interventions. SMARTLINK also can provide performance and energy reports allowing you to monitor and tune your system's energy efficiency.

3 Levels of Monitoring

OPTIONS	*SERVICE*	*UPTIME*	*ENERGY*
SMARTLINK Hardware	✔	✔	✔
Monthly Service E-mail	✔	✔	✔
Machine Status Overviews	✔	✔	✔
Quote Request	✔	✔	✔
Service Performance Dashboard	✔	✔	✔
Service Log	✔	✔	✔
SMS/E-mail Warning		✔	✔
Event List		✔	✔
Actual Machine Status		✔	✔
Performance Indicators in Energy Related Dashboards			✔
Performance Indicators in Energy Related Graphs			✔
Reporting Function for Events, Energy, & Flow, Pressure and Dewpoint (PDF, Word, Excel)			✔

SMARTLINK is available in three different levels to monitor your compressed air production to the specific level that your business needs.

Atlas Copco



REASONS to rely on Atlas Copco Customer Support Plans



1 Most cost effective approach

A periodic check of your installation keeps your maintenance costs down. And when the costs are fixed and known in advance, you will have less administration costs and avoid unbudgeted surprises.

2 Longer life expectancy of your compressor installation

Regular maintenance significantly lowers the risk of deterioration and ensures that your installation will last longer. Our technician will notice and replace poorly working parts. A quick reaction and change of parts keep the machine running longer in working conditions.

3 Reliability, quality and productivity

Regular and well-performed maintenance assures the reliability of your installation and the quality of your compressed air. This way you lower the risks of a possible loss of quality of your production or a breakdown followed by production loss, which ultimately leads to lower profitability.

4 Global presence, local service

Atlas Copco Customer Support Plans are not limited by borders; from the extreme cold of Northern Canada to the deserts of central Australia, our approximately 3000 factory trained technicians are never more than a phone call away. Combined with our genuine parts distribution system, operating 24/7, you can rest assured your production continuity is in safe hands.

5 Energy savings

Regular replacement of worn out parts combined with the use of genuine Atlas Copco parts make your compressed air installation last longer and cause a minimal average pressure drop, which leads to energy savings.

Atlas Copco

Table 1 - Pricing and Services Summary

Machine Description	Serial Nr	Yearly Running hours	Service Type	Planned visits	# of visits per year	Plan Duration	Annual price
G7 125psi Pack	ITJ023172	4000	PM	ABABA	1.00	5	$ 1152.03
UD 25+	UD25BRE01	4000	PM	AAAAA	1.00	5	$ 553.14
EWD50 A-B-L	EWD50BR02	4000	PM	AAAAA	1.00	5	$ 128.13
Total annual price	**$ 1833.30**						
Total annual price with 5 year Po	**$ 1741.64**						

Atlas Copco Contract Discount Calculator

Enter the yearly service plan price

Estimated yearly increase	5%
Plan Duration	5 years
Yealy Plan Price	$ 1,833.30

PO for	Initial Discount Level
1 yr	0%
3 yrs	3%
5 yrs	5%

	Contract Duration		
	1 yr	3 yrs	5 yrs
1st year	$ 1,833.30	$ 1,778.30	$ 1,741.64
2nd year	$ 1,924.97	$ 1,778.30	$ 1,741.64
3rd year	$ 2,021.21	$ 1,778.30	$ 1,741.64
4th year	$ 2,122.27	$ 1,867.22	$ 1,741.64
5th year	$ 2,228.39	$ 1,867.22	$ 1,741.64
Totals	**$ 10,130.14**	**$ 9,069.34**	**$ 8,708.18**
Savings over 5 years		**$ 1,060.80**	**$ 1,421.96**
		12%	**16%**

Running hrs per year - Estimated yearly running hours for each machine – in case limits are exceeded by 1,000h, pricing are subjected to review

Type - Type of agreement for each specific machine*:

Total visit schedule - Foreseen preventive maintenances on the duration of this agreement

Compressor element, main motor overhaul, electrical parts and cooler cleaning – indicate if these parts (when quoting a TR) are included

*More details referring to each service plan level can be found in the following pages of this quote, and also in the terms and conditions sheet.

Activities list

Equipment: G7 125psi Pack- ITJ023172	Available visits						
Visit Type	I Visit	A Visit	B Visit	C Visit	D Visit	E Visit	F Visit
Follow Customer Specific Safety Rules		x	x				
Check oil level							
Check all dryer components							
Check for air leaks (dryer)							
Analyse lube oil,change if necessary		x	x				
Change air-/oilfilter (s)		x	x				
Change oil separator element		x	x				
Change thermostatic valve			x				
Service inlet valve			x				
Change belt(s)			x				
Replace element(s) (use exchange elt.)							
Service minimum pressure valve			x				
Drain Condensate in Air receiver		x					
Overhaul unloader valve			x				
Clean air filter & filter housing							
Check belt drive		x					
Check and clean oilcooler		x	x				
Clean condenser (FF units)							
Test safety valve		x	x				
Check electrical components		x	x				
Check Shutdown switches		x	x				

Equipment: UD 25+- UD25BRE01	Available visits						
Visit Type	I Visit	A Visit	B Visit	C Visit	D Visit	E Visit	F Visit
Follow Customer Specific Safety Rules		x					
Check/clean condensate drain(s)		x					
Check pressure drop		x					
Change cartridge		x					

Equipment: EWD50 A-B-L- EWD50BR02	Available visits						
Visit Type	I Visit	A Visit	B Visit	C Visit	D Visit	E Visit	F Visit
Follow Customer Specific Safety Rules		x					
Inspection		x					
Check/clean condensate drain(s)		x					
Overhaul water drain		x					

Definitions and Conditions[3]

	Inspection Plan (IP)	Parts Plan (PP)	Preventive Maintenance Plan (PM)	Extended Warranty + (XT)	Total Responsibility Plan (TR)
Machine inspection	✔		✔	✔	✔
Detailed visit reports with recommendations via email	✔		✔	✔	✔
All parts and lubricants required for preventive maintenance		✔	✔	✔	✔
Expert labor included			✔	✔	✔
Travel and mileage included	✔		✔	✔	✔
Bumper to bumper warranty				✔	✔
Breakdown parts and lubricants				✔	✔
Breakdown labor				✔	✔
Breakdown travel and mileage				✔	✔
Scheduled overhaul included					✔
Automated visit scheduling	✔		✔	✔	✔
Automated parts ordering and shipping		✔	✔	✔	✔
Reliability related product updates					✔
Priority service			✔	✔	✔
Fixed yearly price for contract duration	✔	✔	✔	✔	✔

This table is an overview comparison of various Service Plans. Some of the above-referenced Service Plans might not be included in this Agreement. Refer to the 'Service Type' column in the Pricing and Services Summary to see which applies to your specific equipment.

Pre Work Site Assessment

Location/Customer site: ______________________ **Date:** __________

Risk Analysis	**Yes**	**No**	**N/A**	**Corrective Action Taken?**
Is there a Fall risk (compressor on platform, no safety railing, etc.) or ladder use?				
Is the lighting adequate?				
Is there risk of touching hot parts (burn hazard)?				
Is there a danger of flying dust?				
Is there fire exposure?				
Is there a fire extinguisher in the workplace?				
What process has the vacuum pump has been used for?				
What customer permissions are needed? (LOTO, Hot-work, Confined Space, etc.)				
If required, will adequate lifting equipment be supplied by the customer?				
Are there any other hazards not listed above?				
Given the hazards, what controls, including Personal Protective Equipment, are required?				
Other comments and considerations				

Site Specific Requirements	**Yes**	**No**	**N/A**	**If yes, then how many hours?**
Is additional time needed to access the equipment because it's in a difficult location?				
Is the equipment located outdoors?				
If the equipment is located outdoors, then is it covered and protected?				
Is there enough clearance around the equipment to access it properly?				
Is additional time needed due to security procedures?				
Is there safety or site training required?				
Is additional time needed for the LOTO process?				

The following conditions apply to the above:

1. This agreement may be cancelled by either party with 30 days written notice. The customer is entitled for a refund for any services that haven't been performed but already paid for.
2. Atlas Copco reserves the right to not renew a service agreement after expiry of the term.
3. The breakdown provision in a TR includes labour, parts and travel for breakdown of components contained within the compressor frame and canopy over the term of the agreement.
4. Customer must make the compressor available for an overhaul (and pay for an overhaul if XT, PM or IP option is selected) if SPM readings or other metrics indicate the need for an overhaul. If this is not the case then Atlas Copco's responsibility, when under a TR, to cover breakdowns will cease.
5. Overhauls are generally performed on site, otherwise freight costs and other costs may apply.
6. When under a TR, after an overhaul is performed, the agreement can only be cancelled by paying the list price for the overhaul maintenance.
7. Repairs or upgrades beyond the overhaul scope will be invoiced separately after authorisation by the customer.
8. Alternative air supply is not covered by service plans.
9. Breakdowns and repairs caused by negligence, abuse, operation outside specified parameters and due to maintenance due over 60 days are not covered by service plans.
10. Neither party shall be liable for any special, indirect, incidental, punitive or consequential damages, including, but not limited to, loss of total or partial use of products, downtime cost, loss of profits or revenues.

This quote is valid for **30 days** from generation.

Number of invoices per year: 12
Agreement duration: 5yrs

P.O. / Agreement # ______________________
Expiry date ______________________

By signing this agreement you are authorizing Atlas Copco Compressors LLC to automatically invoice as detailed above, using the PO/agreement number stated in this document. This agreement and the associated invoicing can be cancelled with 30 days written notice.

Pricing includes freight.
Pricing does not include any applicable taxes.

Pricing applies to services performed during normal working hours, weekdays, from 8am – 5pm
Atlas Copco SERVICE TERMS AND CONDITIONS form an integral part of this quotation
Quoted service type 'Definitions and Conditions' apply.

Quote Nr.: **65403926**

Atlas Copco Compressors LLC		**BrewBilt Manufacturing LLC**	
Signature		Signature	[signature]
Printed name		Printed name	Jesse Prim
Date		Date	6/12/2018

Atlas Copco

Service Terms and Conditions
(Revised April 20, 2011)

Atlas Copco Compressors LLC (a Delaware limited liability company having its principal place of business at 1800 Overview Drive, Rock Hill, South Carolina 29730, USA) is referred to herein as "Atlas Copco", and the customer or legal entity purchasing a service from Atlas Copco is referred to as the "Customer".

These Service Terms and Conditions along with Atlas Copco's applicable proposal/quotation ("quotation") constitute the complete and exclusive statement and understanding of the terms of the agreement governing the supply of service by Atlas Copco to the Customer. The Customer's issuance of a purchase order and/or the Customer's acceptance of any work performed by Atlas Copco shall constitute acceptance of these Service Terms and Conditions. Notwithstanding any contrary provision in the Customer's purchase order or other document, commencement of performance by Atlas Copco shall not constitute acceptance of the Customer's terms and conditions to the extent any such terms or conditions are inconsistent with or in addition to the these Service Terms and Conditions. Any and all terms, conditions, and other provisions from the Customer (whether or not contained in a request for quotation, purchase order, or otherwise) which are inconsistent with or in addition to these Service Terms and Conditions are rejected and shall not be binding on Atlas Copco. No waiver, alteration, amendment, or other modification of these Service Terms and Conditions shall be binding on Atlas Copco unless made in a writing (identifying the applicable quotation number and clearly identifying and agreeing to the modification) signed by an authorized Atlas Copco manager at Atlas Copco's offices.

1. Quotation Validity
Unless otherwise expressly stated in the quotation, the quotation is valid for a period of 30 days after it is issued by Atlas Copco. Beyond that, quotations will require confirmation or adjustment by Atlas Copco.

2. Terms of Payment
Unless otherwise expressly agreed in writing by Atlas Copco, each invoice is due and payable 30 days after the invoice date. The Customer shall have no rights to any setoffs relating to any payments due under this Agreement. Atlas Copco reserves the right to charge interest at the lower of an annual rate equal to 12% or any applicable maximum statutory rate on all unpaid amounts calculated on a day to day basis until the actual date of payment, in the event of late payment.

3. Price Adjustments
a. If the term of this Agreement (or of a specific Service Plan within this Agreement) or of any renewal term is less than three years, the annual price is subject to an adjustment (at Atlas Copco's discretion) on completion of each twelve months from the commencement date (hereinafter referred to as the "review date"); however the price increase at each such review date shall not exceed 5% of the preceding twelve month period's price. It is expressly understood that this paragraph does not apply to Service Plans having a term of three years or longer. For example, it is expressly understood that upon any renewal of any 3-year or 5-year Service Plan, the new price may be more than 5% higher than the old price.

b. Regardless of the duration of the term and even if the price is stated as a fixed annual price, the price is subject to an adjustment at any time during the term if any major change occurs in the operating or site conditions of the compressor. Major changes to the operating or site conditions of the compressor include but are not limited to: Customer's act of moving the compressor (even within the facility), or placing another piece of equipment in such a way that coolant air inflow into the compressor is affected, or making electric power-related changes, or exceeding the compressor's estimated yearly running hours (specified in the quotation's Pricing and Services Summary, in the column entitled "Estimated Running Hours per Year") by more than one thousand (1,000) hours. In addition, the price is subject to an adjustment at any time if there is any addition of service.

4. Taxes
The price does not include taxes. Any and all applicable taxes will be added to any price payable by the Customer.

5. Service
a. Atlas Copco will provide the number of visits indicated in the quotation's Pricing and Service Summary (in the column entitled "Visits per Year") to carry out, on the specific compressor identified in the quotation, the activities specified in the quotation's Activities List for the specific compressor. The activities will be performed by Atlas Copco in accordance with the compressor's instruction manual or as determined by the compressor's operating context. After each visit, an electronic service report will be provided by Atlas Copco to the Customer. The service report will outline the service provided and any repairs recommended. (Repairs are not within the services supplied under this Agreement, unless expressly set forth otherwise in this Agreement.) The service report must be signed by a Customer representative, thereby verifying the work, as specified, has been completed.

b. If this Agreement specifies that the compressor is serviced under a Preventative Maintenance Plan, "Total Responsibility" Plan, or AirXtend, Atlas Copco will provide all spare parts, consumables, labor, and travel deemed applicable by Atlas Copco to perform the activities specified in the quotation's Activities List for each above-mentioned visit for the compressor, subject to the limitations set forth in Section 6 below. If this Agreement specifies that an Inspection Plan applies to the compressor, Atlas Copco will provide all labor and travel deemed applicable by Atlas Copco to perform the activities specified in the quotation's Activities List for each above-mentioned visit for the compressor, subject to the limitations set forth in Section 6 below.

c. If this Agreement specifies that the compressor is serviced under a "Total Responsibility" Plan or "AirXtend", the repair of unexpected compressor failures influencing the function of the compressor are within the services supplied under this Agreement at no extra charge for the costs of labor and the spare parts required to restore function of the compressor, subject to the limitations set forth in Section 6 below.

d. Atlas Copco will contact the Customer before the visit. All work will be performed during Atlas Copco's normal working hours (8:00 am to 5:00 pm, Monday through Friday excluding public holidays), except to the extent Atlas Copco and the Customer agree otherwise in writing. If Atlas Copco agrees to perform work outside of Atlas Copco's normal working hours, Atlas Copco reserves the right to charge the Customer extra in accordance with Atlas Copco's applicable rates. Irrespective of the foregoing, if this Agreement specifies that the compressor is serviced under a "Total Responsibility" Plan or "AirXtend", Atlas Copco will at no extra cost to the Customer perform (only) the above-mentioned breakdown service outside of Atlas Copco's normal working hours, subject to availability of Atlas Copco's service personnel and the limitations set forth in Section 6 below.

6. Limitations of Service Obligations
a. Atlas Copco shall not be obligated to inspect or service any compressor under this Agreement (whether under a "Total Responsibility" Plan, "AirXtend" or otherwise) in the event of:

Atlas Copco

(i) Customer's failure to perform any of its responsibilities set forth in Section 7 below, including but not limited to the Customer's responsibility to perform daily and weekly (8 and 40 hour) servicing and inspection on the compressor in accordance with the compressor's instruction manual;

(ii) Any failures influencing the function of the compressor caused by unforeseen circumstances including, but not limited to, accidental or wilful damage to the compressor by the Customer or a third party, failure of electric power for the compressor (or interruption or fluctuations of electric power, or out-of-specification electric power), improper quality and/or quantity of air going into the compressor, introduced contamination, or improper repair, servicing, or alteration of the compressor by the Customer or a third party; or

(iii) Operation outside specified parameters

b. Even if this Agreement specifies that the compressor is serviced under a "Total Responsibility" Plan and specifies that the service and price includes planned element overhaul and/or planned motor overhaul, the Customer shall bear the cost (including labor, parts, and travel) for any and all such overhauls that Atlas Copco performed on the compressor, if the Customer terminates this Agreement (or the specific Service Plan within this Agreement which covers the specific compressor) prior to the end of its stated expiration. In connection with any such early termination, Atlas Copco will invoice the Customer for any and all such overhauls previously performed by Atlas Copco.

c. If this agreement specifies that the equipment is serviced under a Preventive Maintenance Plan, electrical components not supplied as a standard component of the compressor package are not within the services of this Agreement.

d. Temporary hire of compressors/ alternative air supply is not included to cover compressor outages unless specifically agreed in writing signed by an authorized Atlas Copco manager.

7. Customer Responsibilities
Customer shall (even if a "Total Responsibility" Plan or any other Service Plan applies to the compressor) do all of the following:

a. Perform daily and weekly (8 and 40 hour) inspection on the compressor in accordance with the compressor's instruction manual (including in the manual's preventative maintenance schedule);

b. Keep the compressor within the environmental conditions (including but not limited to temperature range, humidity range, and other factors), and operate it as recommended in the compressor's instruction manual and in accordance with recommendations (if any) of Atlas Copco's service specialists.

c. Ensure that water in the compressor's cooling circuits (if applicable) and ventilation is within the limits of quality, quantity and temperature as recommended by Atlas Copco.

d. Use only genuine Atlas Copco Parts and Lubricants approved by Atlas Copco.

e. Advise Atlas Copco immediately of any changes of compressor operational conditions or site conditions and any malfunctions or failures that may influence the proper functioning of the compressor.

f. Provide Atlas Copco with free and full access to the compressor, during previously agreed-upon times, to perform scheduled visits pursuant to this Agreement. The Customer will at its own cost supply adequate lighting, power, and other facilities to which Atlas Copco may reasonably need access to in connection with performing the service. If Atlas Copco's service technician has to wait for more than thirty minutes for access to the compressor during a scheduled visit, additional hour charges may apply. If the technician is not allowed in and a new visit has to be scheduled, the Customer shall bear the mileage and displacement time charges.

g. If any forklift and/or other lifting or rigging equipment is necessary (as reasonably determined by Atlas Copco) for Atlas Copco to perform any activity under this Agreement, the Customer shall supply such lifting/rigging equipment at the Customer's own cost together with sufficiently skilled and qualified labor in connection therewith.

h. Take the necessary action on compressor repairs recommended by Atlas Copco.

i. Make the compressor available for an overhaul of the compressor's element and/or main motor (and pay extra for the overhaul unless the compressor is serviced under a "Total Responsibility" Plan which is not terminated by the Customer before expiry of its term) if shock pulse monitoring ("SPM") readings by Atlas Copco or other metrics indicate the need for an overhaul. If the Customer fails to do this, then Atlas Copco's responsibility to provide service for the compressor under this Agreement will cease. Overhauls are generally performed on site, otherwise freight costs and other costs may apply. After an overhaul is performed, this Agreement can only be terminated early by the Customer paying the list price for the overhaul.

j. Promptly return any and all hardware and software (including but not limited to AIRConnect remote monitoring products) furnished by Atlas Copco in connection with this Agreement, upon expiration/termination of the Service Plan, unless expressly agreed otherwise by Atlas Copco.

8. Software License
Any and all software and source code and all revisions thereof embedded in or otherwise associated with any service or product (whether AIRConnect remote monitoring or otherwise) furnished by Atlas Copco (the "Software") is and shall remain the proprietary property of Atlas Copco (and/or its licensors), and in no event will title thereto be sold or transferred to the Customer. Subject to the Customer complying with all terms and conditions of this Agreement, Atlas Copco grants to the Customer a revocable, non-exclusive, non-transferable license to use, until termination or expiration of the Service Plan (whichever occurs first), the Software solely in accordance with the use intended by Atlas Copco. The Customer may not make copies, may not transfer, and may not export the Software unless expressly agreed in a written agreement signed by authorized representatives of Atlas Copco and the Customer.

9. Warranty
a. Warranty on parts and labor supplied under this Agreement will be in accordance with the warranty provisions of the equipment.
b. Should a "Total Responsibility" Plan" or "AirXtend" be in place for the compressor, then the warranty parts, warranty labor and travel costs will be borne by Atlas Copco for the duration of the "Total Responsibility" Plan or "AirXtend".

c. For all other service plans, the warranty on parts is 90 days and labor 30 days from the date of site attendance. Travel costs and accommodation are not included and will be charged to the Customer at the rates ruling at the date of site attendance.
d. Repair or replacement of non-conforming parts and re-performance of labor (in a workmanlike manner) shall be the Customer's exclusive remedy with respect to the quality of or any defect in the parts or other material or associated services delivered or performed hereunder.
e. THE FOREGOING WARRANTIES ARE EXCLUSIVE AND IN LIEU OF ALL OTHER WARRANTIES OF QUALITY OR OTHERWISE, WRITTEN, ORAL OR IMPLIED, AND ALL OTHER WARRANTIES, INCLUDING BUT NOT LIMITED TO ANY WARRANTY OF MERCHANTABILITY AND FITNESS FOR PARTICULAR PURPOSE ARE HEREBY DISCLAIMED.

10. Termination
a. This Agreement (or a specific Service Plan for a specific compressor under this Agreement) may be terminated before the expiry of the term by mutual agreement in writing of the parties.

b. Either party may terminate this Agreement (or a specific Service Plan for a specific compressor under this Agreement) before the expiry of the term upon 30 days written notice of termination to the other party.

c. Atlas Copco shall at any time be entitled to terminate this Agreement, or to suspend its performance under this Agreement, with immediate effect by notice in writing to the Customer:
(i) In the event of any major change to the operating or site conditions of the compressor;
(ii) If Customer neglects to perform the Customer's daily/weekly inspection and maintenance responsibilities set forth in this Agreement;
(iii) If the Customer commits any continuing or material breach of any term of this Agreement and in the case of such breach which is capable of remedy, fails to remedy the same within 30 days after receipt of a written notice to do so from Atlas Copco;
(iv) If the Customer goes into liquidation or makes any voluntary arrangement with its creditors or becomes subject to an administration order or an encumbrance takes possession of or a receiver is appointed over any of the property or assets of the Customer; or
(v) If the Customer ceases or threatens to cease to carry on business.

d. Upon termination, the Customer is entitled to a refund for any services that have not been performed but already paid for.

11. Limitation of Liability
NEITHER PARTY SHALL BE LIABLE FOR ANY SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF TOTAL OR PARTIAL USE OF PRODUCTS OR FACILITIES OR SERVICES, DOWNTIME COST, LOSS OF PROFITS, AND LOSS OF REVENUE, WHETHER BASED ON CONTRACT, WARRANTY, STATUTE, TORT (INCLUDING BUT NOT LIMITED TO STRICT LIABILITY AND NEGLIGENCE), OR OTHERWISE, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

THE CUMULATIVE TOTAL LIABILITY OF ATLAS COPCO ARISING OUT OF, CONNECTED WITH, OR RESULTING FROM THIS AGREEMENT OR ANY SERVICES FURNISHED UNDER THIS AGREEMENT SHALL NOT EXCEED IN THE AGGREGATE AN AMOUNT EQUAL TO THE PRICE PAID BY THE CUSTOMER TO ATLAS COPCO FOR THE SERVICE TO THE SPECIFIC COMPRESSOR(S) GIVING RISE TO THE CLAIM.

12. Force Majeure
The performance of any obligation under this Agreement shall be postponed during the period if any of the following reasons prevents totally or partially the due performance of such obligation: Act of God, restriction in the use of power, storm, lock out, strike, fire, civil commotion or civil unrest, act of war, compliance with the regulation or order of any governmental authority or any other reason beyond the control of the parties.

13. Environmental Disclaimer
The environmental management at any site on which any compressor is used is the responsibility of the Customer. Atlas Copco shall not be liable for any violation by the Customer of any environmental law or regulation, including but not limited to any law or regulation pertaining to noise, water, atmosphere, air, sewer, hazardous waste, disposal, etc.

14. Miscellaneous
(a) Notices: Where written notices are required under this Agreement, they shall be deemed duly given when made in writing and delivered to the other party's address shown in this Agreement. Addresses may be changed by written notice to the other party. Notices shall be delivered by hand, overnight courier service or certified mail, return receipt requested. Notification will be deemed to have taken place upon delivery, if delivery is by hand, overnight courier service or 5 calendar days after posting if sent by certified mail. **(b)** Partial Invalidity: If any term of this Agreement is held by any court or other competent authority to be void or unenforceable in whole or in part the other terms of this Agreement and the remainder of the affected term shall continue to be valid. **(c)** Waiver: Any waiver by Atlas Copco of a breach of any terms of this Agreement by the Customer shall not be considered as a waiver of any subsequent breach of the same term or any other term. **(d)** Assignment: The Customer may not assign this Agreement, or any portion thereof, without the express written consent of Atlas Copco. Subject to the foregoing, this Agreement inures to the benefit of, and is binding upon the successors and assigns of the parties hereto.